FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:    Name and Address of Company
Alamos Gold Inc. (“Alamos”)
Brookfield Place
181 Bay Street, Suite 3910
Toronto, Ontario M5J 2T3

Item 2:    Date of Material Change
April 20, 2021

Item 3:    News Releases
A news release was disseminated on April 20, 2021 via GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:    Summary of Material Change
On April 20, 2021 Alamos (including its direct and indirect subsidiaries, the “Company”) announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) will file an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to their Turkish gold mining project.

Item 5:    Full Description of Material Change
5.1     Full Description of Material Change
On April 20, 2021 Alamos announced that its Netherlands Subsidiaries will file an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to their Turkish gold mining project. The claim is expected to exceed US$1 billion, representing the value of the Company’s Turkish assets.
The Company’s Turkish operations have met all legal and regulatory requirements, complied with best practices relating to sustainable development including meeting the highest environmental and social management standards, created hundreds of jobs, and developed trusting relationships with the local communities. Alamos and the Subsidiaries have invested over US$250 million in Turkey.
In October 2019, the Turkish government failed to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct the Kirazlı Gold Mine (“Kirazlı”), including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government. The Turkish government has failed to provide the Company with a reason for the non-renewal or a timeline for renewal of its licenses.
The failure by the Republic of Turkey to renew the mining licenses in the 18 months since their expiry, the failure of discussions with the Republic of Turkey to date to resolve the situation, and the resulting current decision to proceed with a bilateral investment treaty claim is an impairment trigger for accounting purposes. As a result, Alamos and the Subsidiaries expect to incur an after-tax impairment charge of approximately US$215 million, which will be recorded in the second quarter financial statements. The non-cash charge reflects Alamos’ and the Subsidiaries’ entire net carrying value of the Turkish assets.
5.2     Disclosure for Restructuring Transactions
Not applicable.

Item 6:    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7:    Omitted Information
Not applicable.

Item 8:    Executive Officer
Nils F. Engelstad
Vice President, General Counsel
416-368-9932
notice@alamosgold.com
Item 9:    Date of Report
April 23, 2021